Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231
December 3, 2010
VIA EDGAR AND FEDEX
Duc Dang, Senior Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SEC Comment Letter dated October 21, 2010 Cole Advisor Corporate Income REIT, Inc. Registration Statement on Form S-11, filed September 22, 2010 File No. 333-169535
Dear Mr. Dang:
     On behalf of our client, Cole Advisor Corporate Income REIT, Inc. (the “Company”), set forth below are the responses of the Company to the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”), received by letter dated October 21, 2010 (the “Comment Letter”), with respect to the Registration Statement (the “Registration Statement”) on Form S-11 (Registration No. 333-169535) filed by the Company on September 22, 2010. The responses to the Staff’s comments are set out in the order in which the comments were set out in the Comment Letter and are numbered accordingly.
     We have enclosed with this letter a marked copy of Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which was filed today by the Company via EDGAR, reflecting changes to the Registration Statement discussed below. Page references in the description of the Staff’s comments refer to the Registration Statement, and page references in the responses refer to Amendment No. 1.
General
1.	Please provide us with all promotional material and sales literature, including material that will be used only by broker-dealers. In this regard, please note that sales materials

Duc Dang
Securities and Exchange Commission
December 3, 2010

must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. Please refer to Item 19B of Industry Guide 5.

We hereby advise the Staff that the Company will submit all written sales materials proposed to be used in connection with the offering to the Staff for their review prior to using them. We note that no such sales materials have been prepared to date.
2.	Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share redemption plan. We urge you to consider all the elements of your share redemption plan in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001), Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003) and Hines Real Estate Investment Trust, Inc. (Letter dated June 4, 2004). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the division’s Office of Mergers and Acquisitions.

We hereby advise the Staff that the Company is currently in the process of requesting relief from the tender offer rules, including Rule 13e-4 and Regulation 14E, from the Division of Corporation Finance’s Office of Mergers and Acquisitions.

Duc Dang
Securities and Exchange Commission
December 3, 2010

3.	We note that you may conduct the share redemption plan during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase plan. We urge you to consider all the elements of your share redemption plan in determining whether the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. You may contact the Division of Market Regulation to the extent you have questions as to whether the program is entirely consistent with that class exemption.

In accordance with this comment, the Company has reviewed all elements of its share repurchase program in determining that the program is consistent with the class relief granted by the Division of Market Regulation in the class exemptive letter to Alston & Bird LLP dated October 22, 2007.
4.	Please discuss how you determined the initial offering price of $10. Refer to Item 505 of Regulation S-K.

The initial offering price of $10 was arbitrarily determined by the Company’s board of directors and the disclosure on the cover page of the prospectus has been revised to note this.
Prospectus Cover Page
5.	We note that you plan to conduct a continuous offering of your shares for an indefinite period of time. Please remove this statement as the current registration statement will only be effective for a period of up to three years, as noted by your disclosure on page 148.

In response to this comment, the Company has revised the cover page of the prospectus to note that its goal is to conduct a continuous offering for an indefinite period of time by filing a new registration statement prior to the end of each of the Company’s offerings. The cover page has also been revised to state that each new registration statement will be subject to regulatory approval.

Duc Dang
Securities and Exchange Commission
December 3, 2010

6.	The cover page is dense and difficult to read. Please revise to limit the cover page to the information that is required by Item 501 of Regulation S-K and other information that is key to an investment decision and confirm that the cover page will be one page in length. Also, please note that the font size should be at least 10-point modern type. Please refer to Rule 420 of Regulation C.

The Company has revised the cover page, reducing the information on the page, to comply with Rule 420 of Regulation C and we confirm that the cover page will only be one page in length.
7.	Your second and third bullet points should be revised to provide more brevity. Also, after revising the third bullet point, please clarify that you are not required by the terms of your charter to effect a liquidity event at any time in the future.

In response to this comment, the Company has shortened the second and third bullet points and revised the third bullet point to note that the Company is not required by the terms of the charter to effect a liquidity event.
Questions and Answers, page i
8.	To the extent information presented in this subsection is addressed in the prospectus summary or repeated verbatim from other sections, please revise to limit the use of repetition. Please refer to note 4 to Rule 421(b) of Regulation C.

In response to this comment, the Company has revised the Q&A section and the prospectus summary to limit repetitive disclosure while maintaining balance within each section.

Duc Dang
Securities and Exchange Commission
December 3, 2010

How is your sponsor and advisor’s investment approach different from other non-traded REITs, page 2
9.	It is not clear how the information presented in this answer actually illustrates how you are different from other non-traded REITs. Please clarify your basis for the implication that there are not other REITs that utilize similar strategies and have sponsors and advisors with similar experiences.

The Company has revised the question identified in this comment so that it now asks “What is your investment strategy, and what types of properties do you intend to acquire?” The answer has been revised accordingly.
What is an open-ended non-exchange traded REIT, page 3
10.	If there are no other companies similar to yours, please revise this Q&A and other references to open-ended REITs to clarify that there are no similar investment vehicles currently available.

In response to this comment, the Company has revised its disclosure on page 3.
How is an investment in shares of your common stock different from investing in shares of a listed REIT, page 3
11.	You specifically refer to yourself as a “direct investment in real estate.” It is not clear why a listed REIT that also invests in similar properties would not be considered a “direct investment in real estate.” Please clarify. Also, your disclosure implies that an investment in you does not correlate with the stock market and has less volatility. Please revise to clarify that the reduced correlation and volatility are also due to the lack of liquidity and a trading market.

In response to this comment, the Company has revised its disclosure on page 3 to clarify the differences between investing in shares of the Company’s stock and investing in shares of stock of a REIT listed on an exchange. We believe that the improved disclosure addresses each of the points raised in the comment as follows:

(i) Empirical data show that changes in value of listed REITs have exhibited a closer correlation to changes in value of traded equities (and associated higher volatility), as compared to the correlation between changes in value of direct investments in real estate and traded equities. The Company has cited data provided by Morningstar Inc. that supports these statements and is delivering to the Staff copies of the relevant data.

Duc Dang
Securities and Exchange Commission
December 3, 2010

(ii) Neither an investment in the Company’s shares nor an investment in shares of a listed REIT is a “direct” investment in real estate, and the Company has revised its disclosure accordingly. However, changes in value of the Company’s shares will be closely correlated to changes in value of direct real estate investments because the Company’s NAV per share is designed to reflect an estimate of the market value of the Company’s portfolio of real estate and real estate related assets, as determined by an independent valuation expert, pursuant to valuation guidelines disclosed in the prospectus. By contrast, the share price of a listed REIT reflects a greater variety, and a different type, of inputs than simply the value of the listed REIT’s portfolio of real estate and real estate related assets. For example, the share price of listed REITs reflects supply and demand for the stock, among other factors, while the Company’s daily NAV will be unaffected by factors such as supply or demand for the Company’s shares, as the Company’s shares will be available for purchase or redemption on a continuous basis at NAV per share, regardless of the number of purchase or redemption requests.

(iii) While there are certain differences between investing in shares of the Company and investing directly in real estate, such as the fees and expenses involved, these differences do not have a bearing on correlation between the two. That is, even though the investment vehicles and associated fees and expenses may be different, the changes in value of the Company’s shares will track with, and be closely correlated to, the changes in value of direct investments in real estate.

(iv) There is no evidence that the Company is aware of suggesting that the differences in correlation and volatility, as described above, are based on a lack of liquidity or absence of a trading market in the Company’s shares. Rather, they are attributable to the different ways in which the trading price of shares of listed REITs and the Company’s NAV per share are determined. The Company’s NAV per share, as noted above, will be based on an estimate of the market value of the Company’s real estate and real estate related assets, and there is plentiful information about market transactions and trends in purchasing and selling real estate. Conversely, the Company is unaware of evidence suggesting that the correlation between listed REITs and the stock market generally (and related volatility) breaks down when one looks at listed REITs that are more actively traded (and thus more liquid) as one group, as compared to listed REITs that are more thinly traded (and thus less liquid), as another group.

For all these reasons the Company believes that the revised disclosure of how an investment in shares of the Company differs from an investment in shares of a listed REIT is fair and balanced.
12.	Please revise to explain your implication that your valuations are more accurate than market valuations.

In response to this comment, the Company has revised its disclosure on page 4 to avoid an implication that the Company’s valuation is more accurate than market valuations of listed REITs. Rather, the added disclosure explains the difference between (i) the process and objective of the Company’s valuation and NAV per share as an estimate of the value of the Company’s underlying real estate and real estate related assets, and (ii) the trading price of a listed REIT, which can reflect a greater variety and complexity of factors.

Duc Dang
Securities and Exchange Commission
December 3, 2010

Prospectus Summary, page 13
13.	Please define what you mean by “America’s leading corporations,” referred to on page 13.

In response to this comment, the Company has revised the disclosure throughout the document to remove the reference to “America’s leading corporations.”
14.	We refer to your statement on page 14 that you “expect that approximately 100% of [y]our gross offering proceeds will be available for investment.” We further note that several of your fees, for example the distribution fee and organization and offering fee, are based on the number of shares outstanding. As it appears that you will be required to pay fees prior to investing offering proceeds, please tell us how 100% of gross offering proceeds will be available for investment, or remove this language.

In response to this comment and consistent with the revisions to the Company’s disclosure in response to comment 19, the Company has revised its disclosure on page 15.
Valuation Policies, page 17
15.	Please confirm that you will identify your independent valuation expert at such time as you have entered into an agreement with the expert.

We confirm that the Company will identify its independent valuation expert once the Company has entered into an agreement with that expert.

Duc Dang
Securities and Exchange Commission
December 3, 2010

Distributions, page 20
16.	We note your disclosure on page 119 that you intend to commence distributions the first quarter after the end of the escrow period. Please revise to clarify if you will have sufficient cash flow from operations after the first quarter to satisfy such distributions. If not, please clarify that such distributions would likely be from offering proceeds or borrowings.

In response to this comment, we have revised the sixth sentence under the heading “Distributions” on page 20 and the fourth paragraph of the section headed “Distributions,” on page 122, to clarify the sources of distributions.
Leverage, page 20
17.	We note your reference here to a target leverage of 50%. On page 67, we note a reference to 60%. Please tell us how the noted disclosures are consistent.

The disclosure on page 68 refers to the policy that the Company expects its board of directors to adopt to limit the Company’s borrowings to 60% of the greater of cost (before deducting depreciation or other non-cash reserves) or market value of the Company’s gross assets. The target leverage of 50% of the greater of cost (before deducting depreciation or other non cash reserves) or fair market value of the Company’s gross assets disclosed on page 21 is the level the Company will seek to maintain, although the Company will have the ability to increase its leverage to as high as 60% pursuant to the policy adopted by the board.
Statements Regarding Forward-Looking Information, page 54
18.	We refer to the initial sentence in this section, which states that “[c]ertain statements contained in or incorporated by reference into this prospectus including, without limitation, those related to our future operations, constitute forward-looking statements.” This statement is overly broad as it could include statements that do not relate to future operations. Please revise. In addition, per Instruction VII to Form S-1, you are not eligible to incorporate by reference into the registration statement, nor does it appear that you have incorporated any information by reference. Please advise us as to why you have included this language.

Duc Dang
Securities and Exchange Commission
December 3, 2010

In response to this comment, the Company has revised the noted statement to state “[w]e make statements in this prospectus that are forward-looking statements within the meaning of the federal securities laws.” We have also removed references to information incorporated by reference.
Use of Proceeds, page 55
19.	On page 31, you disclose that payment of fees to your advisor and dealer manager will reduce your cash available for investment. To the extent that you incur the asset-based distribution fee, such funds would not be available for investment. As such, please tell us why you should not include an estimated amount for such expense within the table disclosed here.

In response to this comment, and consistent with proposed revisions to the Company’s disclosure in response to comment 14, the Company has revised the disclosure on page 56. In summary, in light of the total amount of distribution and underwriting compensation that will be paid by the Company, in the form of asset based trails, during the first year after escrow, and the fact that the trails begin to run only upon the sale of shares, the total amount of distribution payable by the Company in year one will be less than 1% of the gross offering proceeds. As a result, by including, as a use of proceeds, up to 1% of year-one proceeds (but not to exceed the first $2 billion), and combining those funds with cash flows from operations that will become available during that first year as the real estate portfolio is constructed, the Company will have more than sufficient funds to pay for distribution and underwriting compensation during the first year.
Valuation Policies, page 73
20.	We note that your board has not yet adopted the guidelines to be used by the independent valuation expert. Please revise to clarify if you will inform investors of such guidelines, once established, so that they can place the valuations used to determine NAV into context.

In response to this comment, the Company has revised the disclosure on page 73 to note that the guidelines will be adopted as substantially provided for in that section and to note that the Company will publicly announce any change to its guidelines.
21.	Please revise to clarify if you will provide notification and a discussion of the basis when you make a change in the independent valuation expert.

In response to this comment, the Company has revised the disclosure on page 73 to note that the Company will publicly announce any change to the independent valuation expert and the basis for such decision.

Duc Dang
Securities and Exchange Commission
December 3, 2010

22.	Please revise to discuss how the valuation expert will be compensated and whether the compensation structure creates a conflict of interest.

Although the Company is still determining how the independent valuation expert will be compensated, the disclosure has been revised to note that compensation structure will not be based on either the size of NAV or changes in NAV, and therefore, will not create a conflict of interest. The Company expects that compensation will be structured so as to reflect, over the life of the mandate of the independent valuation expert, the time and effort required to administer the Company’s valuation guidelines as the Company’s portfolio grows and evolves. The Company confirms that additional disclosure will be added to disclose the basis for determining the compensation structure, once the independent valuation expert is identified and the compensation structure is agreed upon.
Calculation of our NAV Per Share, page 75
23.	On page 148, we note that the price of your shares will vary from day to day and on any given day will equal your NAV divided by the number of shares outstanding. Please revise to clarify the frequency with which you will update your NAV within a given quarter.

In response to this comment, the Company has revised the disclosure on page 75 to clarify that, as disclosed in detail later in the prospectus, the advisor will calculate NAV per share daily using a process that incorporates (1) regular quarterly valuations of the Company’s portfolio by an independent valuation expert, (2) ongoing daily assessment by the Company’s independent valuation expert of the estimated impact of any events that require adjustments to the most recent quarterly valuation, (3) estimated daily updates in the price of liquid assets and liabilities for which market quotes are available, and (4) daily estimates of accruals on a net basis, of the Company’s operating expenses, fees and distributions.
The Advisor, page 83
24.	Please revise to clarify if the advisor has any other personnel other than those listed on page 84. Also, please clarify whether your advisor is currently capable of fulfilling all of its duties and obligations owed to you and if any other party, related or unrelated, will be employed to fulfill such duties.

Duc Dang
Securities and Exchange Commission
December 3, 2010

In response to this comment, the Company has revised the disclosure on page 86 to clarify that almost all of the personnel required to fulfill the duties of the advisor set forth in the prospectus, including the individuals listed on page 84, are considered dual employees of the advisor and other members of the group of companies of which the advisor is part. The foregoing statement excludes personnel active solely in the dealer manager’s activities as a broker-dealer in connection with the distribution of the Company’s shares. The Company believes that the advisor and its affiliates currently have sufficient staff and experience so as to be capable of fulfilling the duties set forth in the prospectus. In the event that the advisor engages an affiliate or a third party to perform services that the Company has engaged the advisor to perform pursuant to the advisory agreement, such third parties will be compensated by the advisor.
Compensation, page 91
25.	We note that you have not included any acquisition or disposition fees related to future property transactions. Please clarify if you will not incur any transaction related fees, even in the form of reimbursements, for the services outlined in the advisory agreement.

The Company has revised the disclosure on page 88 and elsewhere in the registration statement as necessary, to note that the Company will pay all expenses incurred by it in connection with services performed by third parties. The advisor will bear all costs related to services to the Company contemplated by the advisory agreement, for which the advisor will be compensated by a monthly management fee, as disclosed. Such costs include, but are not limited to, the advisor’s overhead, such as rent and utilities, and personnel costs for individuals whose primary job function relates to the Company’s. Also, a corresponding change has been made on page 92 to strike the disclosure that the Company will reimburse the advisor for operating expenses.

Duc Dang
Securities and Exchange Commission
December 3, 2010

26.	We note that you will provide reimbursements to your advisor for the costs and expenses it incurs in providing services to you. Please clarify the services to be received in exchange for the management fee in light of the broad possibilities for reimbursements.

As noted in response to comment 25, the Company will not reimburse the advisor for costs and expenses the advisor incurs in providing the services to the Company that are contemplated by the advisory agreement and the disclosure providing for broad reimbursement of the advisor’s overhead and personnel costs has been removed.
27.	On page 40, you disclose your advisor’s intention to engage a third party to manage your properties. Please clarify if the third party will be paid out of the management fees received by your advisor or if you will reimburse the third party’s full fees.

The Company expects that property management will be one of the services to be performed by the advisor in consideration of the management fee (now renamed the “advisory fee”) payable under the advisory agreement and the cost of providing such services, whether performed by the advisor or by a third party engaged by the advisor, will be borne by the advisor, and not by the Company. As noted in response to comment 24, the disclosure on page 88 has been revised to note generally that in the event the advisor engages an affiliate or a third party to perform services contemplated by the advisory agreement for which the advisor will be compensated by the management fee, such affiliate or third party will be compensated by the advisor and the advisor will not be reimbursed.
Certain Conflict Resolution Procedures, page 104
28.	In the first bullet point you note that you may sell or lease properties to related parties. In buying properties from related parties, you have limited the price to either cost or appraisal value. Please revise to clarify if similar limitations exist when selling or leasing properties to related parties.

The disclosure on page 105 has been revised to note the Company’s charter will prohibit most related party transactions, including selling or leasing properties to related parties. This is a change from the previous scenario where the board of directors adopts policies to deal with affiliate transactions.

Duc Dang
Securities and Exchange Commission
December 3, 2010

Prior Performance Summary, page 107
29.	Please confirm to us that you have disclosed all major adverse business developments of your prior programs that would be material to investors in this offering. We note your statements that some prior programs have “occasionally been adversely affected by the cyclical nature of the real estate market,” and that you have provided one example of such a program.

The Company has revised the disclosure beginning on page 106 to include a discussion of adverse business developments.
30.	Please add a separate subheading entitled “Adverse Developments” to your adverse business developments discussion.

The Company has added a separate subheading entitled “Adverse Business and Other Developments” on page 111.
Distributions, page 119
31.	Please revise to disclose the potential impact on distributions resulting from redemption payments and fees and expenses payable to your advisor.

In response to this comment, the Company has revised the disclosure on page 122 to note that payments made to fulfill redemption requests will reduce funds available for distribution to remaining stockholders. We respectfully note that the disclosure regarding fees and expenses to the Company’s advisor is already included in this section in the penultimate sentence of the fourth full paragraph on page 122.
Material U.S. Federal Income Tax Considerations, page 126
Taxation of Our Company, page 126

Duc Dang
Securities and Exchange Commission
December 3, 2010

32.	Please note that you are required to file a final tax opinion prior to effectiveness. Refer to Item 601(b)(8) of Regulation S-K. Please also revise your disclosure to state that you have received an opinion from your tax counsel.

The Staff’s comment is duly noted. The Company will file copies of the tax opinion in a future amendment to the Registration Statement.
Compensation of Our Dealer Manager..., page 149
33.	Please tell us why you are not able to provide an estimate of these fees with your disclosure on page 91 based on the maximum amount sold and assuming that your NAV remains at $10/share or based on the 10% and 15% limitations.

In response to this comment, the Company has revised the disclosure on pages 22, 91 and 155 to include estimates of these fees based on a $10 per share price, the length of time it will take to sell the shares in the offering and the length of time an investor holds shares.
Prior Performance Tables
34.	To the extent the disclosure on pages A-1 and A-2 repeat disclosure already included in your prior performance summary section, please revise to limit such repetition.

In response to this comment, the Company has revised the disclosure on page A-1 to eliminate repetitive disclosure.

Duc Dang
Securities and Exchange Commission
December 3, 2010

Exhibit Index, page II-93
35.	Please file your remaining exhibits as soon as possible in order to allow us sufficient time to review those documents. If you are not prepared to file your legal and tax opinions with your next amendment, please provide draft opinions for us to review.

The Staff’s comment is duly noted. The Company will file copies of the legality and tax opinions in a future amendment to the Registration Statement. The Company also will file any material agreements required to be filed under Item 601 of Regulation S-K in such future amendment.
36.	We note that the majority of exhibits are listed as “form of” agreements. Please all tell us why you are unable to file final agreements prior to effectiveness.

The Company respectfully advises the Staff that it intends to execute various agreements concurrently with the launching of this offering, and that unless indicated otherwise, the executed agreements will match exactly the “form” of agreements attached as exhibits. As a result, the Company will not be able to file certain final, executed agreements prior to effectiveness of the Registration Statement.
     If you should have any questions about this letter or require any further information, please call me at (617) 570-1531 or David Roberts at (617) 570-1039.

Very truly yours,
/s/ Ettore A. Santucci
Ettore A. Santucci

cc:	Kristina Aberg Richard R. Lavin David H. Roberts